August 23, 2019

Barry D. Loveless
Chief Financial Officer
SPYR, Inc.
4643 S. Ulster Street, Suite 1510
Denver, Colorado 80237

       Re: SPYR, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 033-20111

Dear Mr. Loveless:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Controls and Procedures, page 47

1. Please amend this section to separately distinguish between your evaluation of disclosure controls and procedures and that of internal control over financial reporting. In this regard, it does not appear you have separately reported on and concluded on management's evaluation of internal control over financial reporting. Given that your disclosure controls and procedures were concluded as being not effective due to the material weaknesses identified, we would anticipate similar conclusion would be reached for internal control over financial reporting for the same reasons. Please amend and expand your disclosures to comply with the requirements of Item 308(a) of Regulation S-
       K.


       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Barry D. Loveless
SPYR, Inc.
August 23, 2019
Page 2

action by the staff.

       You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202)
551-3379 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBarry D. Loveless                      Sincerely,
Comapany NameSPYR, Inc.
                                                         Division of
Corporation Finance
August 23, 2019 Page 2                                   Office of
Transportation and Leisure
FirstName LastName